Exhibit 2.01
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
     This FIRST AMENDMENT, dated as of May 30, 2006 (this “First Amendment”), to the Agreement and Plan of Merger (the “Agreement”), dated as of March 8, 2006, by and among Lexar Media, Inc., a Delaware corporation (the “Company”), Micron Technology, Inc., a Delaware corporation (“Parent”), and March 2006 Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”) is entered into by the Company, Parent and Merger Sub.
     WHEREAS, Section 7.4 of the Agreement permits the parties, by action taken or authorized by their respective Boards of Directors, to amend the Agreement by an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company;
     WHEREAS, each person set forth on Exhibit A hereto has agreed to execute a waiver in connection with this First Amendment; and
     WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Agreement as provided herein.
     NOW, THEREFORE, in consideration of the mutual agreements specified in this First Amendment, Parent, Merger Sub and the Company hereby agree as follows:
          1. Amendment of Section 1.6(e) of the Agreement. Section 1.6(e) of the Agreement is amended and restated in its entirety by the following:
     "(e) Stock Options; Employee Stock Purchase Plan. At the Effective Time, all Assumed Options outstanding under the Option Plans shall be assumed by Parent in accordance with Section 5.9(a). At the Effective Time, each Company Option that is either (A) held by any Person other than a current employee of the Company or any of its Subsidiaries or an employee of the Company who has terminated his or her employment within 90 days prior to the Effective Time (each such Company Option, a “Non-Employee Option”) or (B) has a per share exercise price greater than $9.54, (each, an “Out-of-the-Money Option,” and together with the Non-Employee Options, the “Cashed-Out Options”), and, in each case, that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Cashed-Out Option shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Company Common Stock that are subject to such Company Option and that are unexpired, unexercised and outstanding immediately prior to the Effective Time, and (ii) the excess, if any, of $9.00 over the per share exercise price of such Company Option immediately prior to the Effective Time. Each Company Option that is held by a person set forth on Exhibit A hereto, has a per share exercise price greater than $9.00 but less than or equal to $9.54 and is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be a "Waived Option.” At the Effective Time, each Waived Option shall be terminated without consideration therefor. Each Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and is neither a Cashed-Out Option nor a Waived Option shall be an “Assumed Option.” Rights outstanding under the ESPP and any other employee stock purchase plan of the Company shall be treated as set forth in Section 5.9(c).
          2. Amendment of Index of Defined Terms. The Index of Defined Terms of the Merger Agreement is amended by deleting the reference to “Per Share Merger Consideration.”
          3. Representations and Warranties. Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this First Amendment, (ii) this First Amendment has been duly and validly authorized by all necessary action of its Board of Directors, and (iii) this First Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.
          4. No Other Modification. The Agreement shall not be modified by this First Amendment in any respect except as expressly set forth herein.
          5. Governing Law. This First Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
          6. Counterparts. This First Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          7. Defined Terms. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement.

LEXAR MEDIA INC.
By:	/s/ Michael Scarpelli
	Name:	Michael Scarpelli
	Title:	CFO & EVP

MICRON TECHNOLOGY, INC.
By:	/s/ Steven R. Appleton
	Name:	Steven R. Appleton
	Title:	Chief Executive Officer

MARCH 2006 MERGER CORP.
By:	/s/ W. G. Stover, Jr.
	Name:	W. G. Stover, Jr.
	Title:	President

Exhibit A
Eric B Stang
Petro Estakhri
Eric S. Whitaker